Paul Hastings LLP

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July     , 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Rainier Investment Management Mutual Funds - File Nos. 33-73792 and 811-08270

Ladies and Gentlemen:

On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the oral comments provided by Mr. Chad Eskildsen of the Securities and Exchange Commission’s (the “Commission”) staff to Elaine Richards, Esq. of U.S. Bancorp Fund Services, LLC, on behalf of and with respect to the Registrant’s Post-Effective Amendment No. 40 filed on May 15, 2012, which contained disclosure with respect to a proposed new class of shares of the Registrant, Rainier High Yield Fund (the “Fund”). Changes to the Registrant’s disclosure in response to those comments are reflected in its Post-Effective Amendment No. 41 (“PEA No. 41”) filed on or about July __, 2012.

Those comments are repeated below and organized in the same fashion as presented by Mr. Eskildsen.

1.	Comment: Please file as an exhibit to the registration statement the amendment to the operating expenses agreement with respect to Fund.

Response: Comment accepted. The Registrant has included in PEA No. 41 the form of operating expenses agreement amendment related to the Fund.

2.	Comment: The principal investment strategies section contains disclosure regarding investments in small and mid-cap companies, please add risk disclosure with respect to small and mid-cap companies in the principal investment risks of the Fund.

Response: Comment accepted. The Registrant has inserted the following disclosure into the “Principal Investment Risk” sections of the Fund:

Item 2

•	Small- and Mid-Cap Company Risk – Investments in securities of small- and mid-cap companies involve greater risk of loss than investing in larger, more established

Securities and Exchange Commission

July     , 2012

companies. Small- and mid-cap companies may have limited product lines, markets or financial resources and less seasoned management teams and may trade less frequently and at a lower volume than more widely held securities. The prices of small- and mid-cap companies’ stock tend to fluctuate in value more than other stocks.

Item 9

SMALL- AND MID-CAP COMPANY RISK

The Fund invests to varying degrees in small- and mid-cap companies that can benefit from the development of new products and services. These small- and mid-companies may present greater opportunities for capital appreciation, but may also involve greater risks than larger companies. Such small- and mid-companies may have limited product lines, markets or financial resources, and their securities may trade less frequently and in more limited volume than the securities of larger, more mature companies. As a result, the prices of the securities of such small- and mid-companies may fluctuate to a greater degree than the prices of the securities of other issuers.

3.	Comment: Please incorporate the footnote disclosure following the average annual total returns table into the discussion within the table.

Response: Comment accepted. The Registrant has removed the footnote to the table and provided the disclosure separately.

4.	Comment: In the Statement of Additional Information on page B-23, please include the discussion with respect to the rotating chairmanship within the disclosure relating to the structure of the Board of Trustees.

Response: Comment accepted. The Registrant has revised the paragraph on page B-25 to read as follows:

Board Structure, Leadership

The Board has structured itself in a manner that it believes allows it to appropriately perform its oversight function. It has established three standing committees, an Audit Committee, a Nominating Committee and a Fair Value Committee, which is discussed in greater detail under “Committees” below. Currently, 75% of the members of the Board are Independent Trustees, which are Trustees that are not affiliated with the Investment Adviser or its affiliates, and the Audit, Nominating and Fair Value Committee is comprised entirely of Independent Trustees. The Board does not have a lead Independent Trustee because the Independent Trustees prefer that they remain equally involved in Board matters and having only three Independent Trustees makes communication among them efficient. The Independent Trustees currently rotate the position of Chairman of the Board among themselves on a meeting-by-meeting basis. The Independent Trustees have also engaged their own independent legal counsel to advise them on matters relating to their responsibilities in connection with the Trust. The Board reviews its structure annually. The Board has also determined that the active involvement of all the Independent Trustees in Board matters and the function and composition of the Audit Committee are appropriate.

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Securities and Exchange Commission

July     , 2012

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds
Rainier Investment Management, Inc.